1
Exhibit 99.1
Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
(“Sibanye-Stillwater”,”the Company” and/or “the Group”)
Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709
Postal Address:
Private Bag X5 • Westonaria • 1780
Tel +27 11 278 9600 • Fax +27 11 278 9863
Website: www.sibanyestillwater.com
MARKET RELEASE
Dealings in securities by Executive Directors and Prescribed Officers
Johannesburg, 11 June 2021. Sibanye-Stillwater (Tickers JSE: SSW and NYSE: SBSW) in compliance with paragraphs 3.63 to 3.74 of the JSE Limited Listings Requirements ("the Listings Requirements") hereby advises shareholders that Executive Directors and Prescribed Officers (“PO”) of the Company have sold Performance
Shares which were granted on 1 March 2018 (“the Grant Date”) in terms of The Sibanye Stillwater Limited 2017
Share Plan.
Name
NJ Froneman
Position
Chief Executive Officer
Company
Sibanye Stillwater Limited
Nature of interest
Direct and Beneficial
Nature of transaction
On market sale of performance shares to cover
associated tax liability
Transaction Date
8 June 2021
Number of Shares
165 845
Class of Security
Ordinary shares
Market Price per share:
Low –
High –
sell price -
65.35
66.80
66.0834
Total Value
R10 959 601,47
Vesting Period
The Performance Shares vest on the third anniversary
of the Grant Date
Name
C Keyter
Position
Chief Financial Officer
Company
Sibanye Stillwater Limited
Nature of interest
Direct and Beneficial
Nature of transaction
On market sale of performance shares to cover
associated tax liability
Transaction Date
8 June 2021
Number of Shares
123 998
Class of Security
Ordinary shares
Market Price per share:
Low –
High –
sell price -
65.35
66.80
66.0834
Total Value
R8 194 209,43

Vesting Period The Performance Shares vest on the third
anniversary of the Grant Date
Name
RA Stewart
Position Chief Operations Officer (PO)
Company Sibanye Stillwater Limited
Nature of interest Direct and Beneficial
Nature of transaction On market sale of performance shares to cover associated tax liability
Transaction Date 8 June 2021
Number of shares 72 179
Class of Security Ordinary shares
Market Price per share:
Low –
High –
sell price -
65.35
66.80
66.0834
Total Value R4 769 833,73
Vesting Period The Performance Shares vest on the third
anniversary of the Grant Date
Name
JD Mostert
Position Chief Organisational Growth Officer (PO)
Company Sibanye Stillwater Limited
Nature of interest Direct and Beneficial
Nature of transaction On market sale of performance shares
Transaction Date 8 June 2021
Number of shares 126 856
Class of Security Ordinary shares
Market Price per share:
Low –
High –
sell price -
65.35
66.80
66.0834
Total Value R8 383 075,79
Vesting Period The Performance Shares vest on the third
anniversary of the Grant Date
Name
R van Niekerk
Position Chief Technical Officer (PO)
Company Sibanye Stillwater Limited
Nature of interest Direct and Beneficial
Nature of transaction On market sale of shares awarded on 1
September 2017 and 1 March 2018 to cover
associated tax liability
Transaction Date 8 June 2021
Number of Shares 99 397
Class of Security Ordinary shares
Market Price per share:
Low –
High –
sell price -
65.35
66.80
66.0834
Total Value R6 568 491,71
Vesting Period The Performance Shares vest on the third
anniversary of the Grant Date

Name
TG Nkosi
Position Chief Social Performance Officer (PO)
Nature of interest Direct and Beneficial
Nature of transaction On market sale of performance shares
Transaction Date 8 June 2021
Number of shares 100 157
Class of Security Ordinary shares
Market Price per share:
Low –
High –
sell price -
65.35
66.80
66.0834
Total Value R6 618 715,09
Vesting Period The Performance Shares vest on the third
anniversary of the Grant Date
In terms of paragraph 3.66 of the Listings Requirements, the necessary clearance to deal in the above securities has been obtained.
Ends.
Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted
Head of Investor Relations
Tel: +27 (0) 83 453 4014
Sponsor: J.P. Morgan Equities South Africa Proprietary Limited